Babak Yaghmaie +1 212 479 6556 byaghmaie@cooley.com	VIA EDGAR AND COURIER

October 5, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:                                         Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Barbara C. Jacobs, Assistant Director

Katherine Wray, Attorney Advisor

Jeff Kauten, Attorney Advisor

RE:        MongoDB, Inc.
Registration Statement on Form S-1
Filed on September 21, 2017
File No. 333-220557

Ladies and Gentlemen:

On behalf of MongoDB, Inc. (the “Company”), we are providing this letter in connection with a telephonic conversation with the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-220557), filed with the Commission on September 21, 2017 (the “Registration Statement”).

Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cohort and Contribution Margin Analyses

Contribution Margin Analysis, page 65

As discussed with the Staff, the Company respectively advises the Staff that it intends to revise the disclosure on pages 65, 66 and 67 of the Registration Statement as follows:

COOLEY LLP   1114 AVENUE OF THE AMERICAS   NEW YORK, NY   10036
T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

“Contribution Margin Analysis

To provide a further understanding of the economics of our customer relationships and the efficiency of our direct sales force, we are providing a contribution margin analysis of the customers we acquired during the fiscal year ended January 31, 2015, which we refer to as the 2015 Cohort. We believe the 2015 Cohort is a fair representation of our overall customer base because it includes customers across industries and geographies and includes customers who have expanded their subscriptions as well as those who have reduced or not renewed their subscriptions. We define contribution margin as the ARR of subscription commitments from the customer cohort at the end of a period as compared to the associated cost of ARR and estimated allocated sales and marketing expense, which we collectively refer to as associated costs. We define contribution margin percentage as contribution margin divided by the ARR associated with such cohort in a given period. In this analysis, we do not include revenue, the associated costs and sales and marketing expense of professional services and our self-service products, as they are not included in ARR. Unlike our financial statements, contribution margin is not prepared in accordance with GAAP.  Contribution margin utilizes ARR and associated costs and thereby may accelerate sales and expenses in a period that would not be recognized yet under GAAP.  For example, this analysis may accelerate commissions expense in a period that may be deferred under GAAP.

Contribution margin is an operational measure; it is not a financial measure of profitability and is not intended to be used as a proxy for the profitability of our business nor does it imply profitability.  We have not yet achieved profitability, and even if our ARR exceeds our associated costs over time, we may not be able to achieve or maintain profitability.  In addition, contribution margin is not a measure that our management utilizes to manage or evaluate the business nor is it predictor of past or future financial performance. The relationship of ARR to associated costs is not necessarily indicative of future performance, and we cannot predict whether future contribution margin analyses will be similar to the analysis below. Other companies may calculate contribution margin differently and, therefore, the analyses of other companies may not be directly comparable to ours.

Cost associated with ARR primarily includes personnel costs, including salaries, bonuses and benefits, for employees associated with our subscription agreements principally related to technical support and allocated shared costs. Cost associated with ARR is estimated for a given period by multiplying the cost of subscription revenue as a percentage of subscription revenue for products associated with ARR for that period by the ARR in such period. Estimated allocated sales and marketing expense includes personnel costs, including salaries, sales commissions and benefits, and marketing program expenses associated with the sales and marketing efforts to increase ARR through acquiring new customers or expanding subscriptions of existing customers or renewals of existing ARR. We attribute estimated allocated sales and marketing expense for new ARR to the period when a new customer begins a subscription or when an existing customer expands its subscription with us.  We allocate costs associated with renewals of ARR to the renewal period.  The allocation of sales and marketing expenses associated with new ARR are allocated to new and existing customers based on the amount of new ARR generated from each group, incorporating the proportion by which selling to existing customers is more efficient than acquiring new customers.  Cost associated with ARR and estimated allocated sales and marketing expense do not include share-based compensation, as it is a non-cash expense. They also do not include research and development and general and administrative expenses because these expenses support the growth of our business broadly and benefit all customers.

At the end of fiscal year 2015, the 2015 Cohort accounted for $11.5 million in ARR and $24.3 million in associated costs, representing a contribution margin of ($12.8) million, or a contribution margin percentage of (111)%. At the end of fiscal year 2016, the 2015 Cohort accounted for $12.8 million in ARR and $5.2 million in associated costs, representing a contribution margin of $7.6 million, or a contribution margin percentage of 59%. At the end of fiscal year 2017, the 2015 Cohort accounted for $19.5 million in ARR and $7.8 million in associated costs, representing a contribution margin of $11.7 million, or a contribution margin percentage of 60%. These metrics are illustrated in the chart below.

The 2015 Cohort may not be representative of any other group of customers or periods. We expect that the contribution margin and contribution margin percentage of our customer cohorts will fluctuate from one period to another depending upon the number of customers remaining in each cohort, our ability to increase their ARR, other changes in their subscriptions, as well as changes in our associated costs. We may not experience similar financial outcomes from future customers. We do not have consistent corresponding information for prior historical periods that would allow us to present additional historical cohorts, and the ARR, associated costs, contribution margins and contribution margin percentages from such cohorts could vary.”

Please contact me at (212) 479-6556 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.